Preliminary Terms No. 107
Registration Statement No. 333-131266
Dated September 25, 2006
Rule 433

100% CAPITAL PROTECTED NOTES DUE JULY 20, 2010
ISSUED BY MORGAN STANLEY

BASED ON THE VALUE OF A GLOBAL BASKET OF THREE INDICES

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for Capital Protected Notes dated March 14, 2006
Prospectus Dated January 25, 2006

3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Overview

Capital Protected Notes

Capital Protected Notes provide investors with exposure to an asset or asset class including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo some upside or yield in exchange for principal protection.

How Capital Protected Notes work

At maturity, in addition to the protected principal amount, if the underlying asset has appreciated investors will receive an additional payment based on the performance of the asset times a participation rate.

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Fact Sheet

The Capital Protected Notes due July 20, 2010 Based on the Value of a Global Basket of Three Indices, which we refer to as the Notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by these preliminary terms. At maturity, we will pay per note the principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of a basket consisting of the Dow Jones Industrial AverageSM Index, the Dow Jones EURO STOXX 50SM Index and the Nikkei 225® Index.

Expected Key Dates

Expected Pricing Date: October , 2006	Expected Issue Date: October , 2006 (5 trading days after the Pricing Date)	Maturity Date: July 20, 2010, subject to postponement in the event of certain market disruption events

Key Terms

Issuer:	Morgan Stanley
Underlying Indices:	Basket Indices:	Percentage Weightings	Initial Index Closing Value	Multiplier
	Dow Jones Industrial AverageSM Index Dow Jones EURO STOXX 50SM Index Nikkei 225® Index	33.33% 33.33% 33.33%
Issue Price (Par):	$10
The Notes will be issued at $10 per Note and the agent’s commissions will be $0.25 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $9.95 per Note and $0.20 per Note, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $9.925 per Note and $0.175 per Note, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $9.90 per Note and $0.15 per Note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Notes distributed by such dealers.
Interest:	None
Payment at Maturity:	Par plus the Supplemental Redemption Amount, if any
Supplemental Redemption Amount:	Par x Basket Percent Change x Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero
Basket Percent Change:	(Final Basket Value – Initial Basket Value) / Initial Basket Value
Participation Rate:	100%
Basket Setting Date:	With respect to the Dow Jones Industrial Average Index, the pricing date.

With respect to the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, the index business day immediately following the pricing date.
Initial Basket Value:	10, the basket closing value used to determine the multipliers on the Basket Setting Date. On the Basket Setting Date, the Calculation Agent will determine the fractional value of each Basket Index by calculating a multiplier so that each Basket Index will represent its applicable percentage weighting in the Initial Basket Value. The multiplier for each basket Index will remain constant for the term of the Notes.
Basket Closing Value:	The sum of the products of the index closing value of each of the Basket Indices and the applicable multiplier for each of the Basket Indices.
Final Basket Value:	The Basket Closing Value on July 15, 2010
Risk Factors:	Please see “Risk Factors” on page 11

General Information

Listing:	Application will be made to list the Notes on the American Stock Exchange (“AMEX”) under the ticker symbol “GIC”, subject to meeting the listing requirements. We do not expect to announce whether the Notes will meet such requirements prior to the pricing of the Notes. If accepted for listing, the Notes will begin trading the day after the Pricing Date.
CUSIP:	61748A460
Minimum Ticketing Size:	100 Notes

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Tax Consideration:

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on September 22, 2006, the “comparable yield” would be a rate of 5.4804% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $12.2306 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

		TOTAL OID DEEMED TO
	OID	HAVE ACCRUED FROM
	DEEMED TO ACCRUE	ORIGINAL ISSUE DATE (PER
	DURING ACCRUAL	NOTE) AS OF END OF
PERIOD	PERIOD (PER NOTE)	ACCRUAL PERIOD

Original Issue Date through December 31, 2006	$0.0913	$0.0913
January 1, 2007 through June 30, 2007	$0.2765	$0.3678
July 1, 2007 through December 31, 2007	$0.2841	$0.6519
January 1, 2008 through June 30, 2008	$0.2919	$0.9438
July 1, 2008 through December 31, 2008	$0.2999	$1.2437
January 1, 2009 through June 30, 2009	$0.3081	$1.5518
July 1, 2009 through December 31, 2009	$0.3165	$1.8683
January 1, 2010 through June 30, 2010	$0.3252	$2.1935
July 1, 2010 through July 20, 2010	$0.0371	$2.2306

This table will be updated in the final disclosure supplement using the actual comparable yield determined on the pricing date.

 The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

 If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Trustee:	JPMorgan Chase Bank, N.A.
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus for this offering.

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Key Benefits	Key Investment Rationale

  100% Principal Protection, subject to the Issuer’s credit.
  Participation in the positive performance of the Basket of Indices.
  Medium-term senior debt instrument whose payment at maturity are backed by the Issuer whose credit rating is currently Aa3/A+.
You may be interested in the Notes if you are:

  Seeking participation in the appreciation potential of the components of the Basket but are concerned about principal risk.
  Willing to forgo market floating interest rates in exchange for a supplemental amount based on the percentage increase, if any, of the underlying indices.
  Seeking to add equity-linked investments to balance out a portfolio otherwise dominated by fixed-income investments.
  Seeking equity exposure and diversification.

Key Risks
Please carefully review all the “Risk Factors” on page 11
  The Notes may not pay more than the principal amount at maturity and do not pay interest.
  Prior to maturity the Notes may, depending on market conditions (primarily movements in the Basket Indices and interest rates), trade below the original Issue Price.
  Changes in the value of one or more of the Basket Indices may offset each other.
  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
  If the supplemental redemption amount due at maturity is equal to zero, the return on an investment in the Notes (the effective yield to maturity) will be less than the amount that would be paid on an ordinary debt security.
  Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Hypothetical Payout on the Notes

At maturity, if the Final Basket Value is greater than the Initial Basket Value, for each $10 principal amount of Notes that you hold, you will receive a supplemental redemption amount in addition to the principal amount of $10. The supplemental redemption amount will be equal to the product of (i) $10 times (ii) the percentage, if any, by which the Final Basket Value exceeds the Initial Basket Value times (iii) the participation rate. Presented below is a hypothetical example showing how the payout on the Notes, including the supplemental redemption amount, is calculated, as well as a table showing a range of hypothetical payouts on the Notes.

Example:

The hypothetical Final Basket Value is 50% greater than the hypothetical Initial Basket Value.

Hypothetical Initial Basket Value:	10
Hypothetical Final Basket Value:	15
Hypothetical Participation Rate:	100%

(15 - 10)
Supplemental Redemption Amount per Note = $10 ×		× 100% = $5
10

In the example above, the total payment at maturity per note will equal $15.00, which is the sum of the principal amount of $10 and a supplemental redemption amount of $5.00.

The examples of the hypothetical supplemental redemption amounts and payouts at maturity provided in the table below are intended to illustrate the effect of the participation rate on each $10 principal amount of Notes for the specified Final Basket Values, however they do not cover the complete range of possible payouts at maturity.

Percent Return of the Basket	Final Basket Value	Principal Amount	Supplemental Redemption Amount	Payment at Maturity	Percent Return on $10 Note
-100%	0	$10	$0	$10	0%
--	--	--	--	--	--
-50%	5	$10	$0	$10	0%
-40%	6	$10	$0	$10	0%
-30%	7	$10	$0	$10	0%
-20%	8	$10	$0	$10	0%
-10%	9	$10	$0	$10	0%
0%	10	$10	$0	$10	0%
10%	11	$10	$1	$11	10%
20%	12	$10	$2	$12	20%
30%	13	$10	$3	$13	30%
40%	14	$10	$4	$14	40%
50%	15	$10	$5	$15	50%
60%	16	$10	$6	$16	60%
70%	17	$10	$7	$17	70%
80%	18	$10	$8	$18	80%
90%	19	$10	$9	$19	90%
100%	20	$10	$10	$20	100%

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Information about the Basket Components

The Dow Jones Industrial Average Index
The Dow Jones Industrial Average, or the DJIA, is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry. There are no pre-determined criteria for selection of a component stock except that component companies represented by the DJIA should be established U.S. companies that are leaders in their industries. The DJIA serves as a measure of the entire U.S. market such as financial services, technology, retail, entertainment and consumer goods and is not limited to traditionally defined industrial stocks. For a discussion of the Dow Jones Industrial Average Index, see “Underlying Indices and Underlying Index Publishers Information— Dow Jones Industrial Average” in the prospectus supplement for capital protected notes.

The Dow Jones Euro Stoxx 50 Index
The Dow Jones Euro Stoxx 50 Index was created by STOXX Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Euro STOXX 50 Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The Euro STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. For a discussion of the Dow Jones Euro STOXX 50 Index, see “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index” in the prospectus supplement for capital protected notes.

The Nikkei 225 Index
The Nikkei 225 Index is a stock index calculated, published and disseminated by NIKKEI that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index currently is based on the 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange representing a broad cross-section of Japanese industries. The 225 companies included in the Nikkei Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. For a discussion of the Nikkei 225 Index “Underlying Indices and Underlying Index Publishers Information— Nikkei 225 Index” in the prospectus supplement for capital protected notes.

License Agreements

License Agreement between Dow Jones & Company, Inc. and Morgan Stanley. “Dow JonesSM,” “DJIA SM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley.

License Agreement between STOXX Limited and Morgan Stanley. “Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley.

License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley.

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Historical Information

     The following tables set forth the published high and low index closing values for each Basket Index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through September 22, 2006. The Dow Jones EURO STOXX 50 Index closing value, the Dow Jones Industrial Average Index closing value and the Nikkei 225 Index closing value on September 22, 2006 were 3,812.73, 11,508.10 and 15,634.67, respectively. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the Basket Indices should not be taken as an indication of future performance.

EURO STOXX 50 Index	High	Low	Period End

2001
First Quarter	4,787.45	3,891.49	4,185.00
Second Quarter	4,582.07	4,039.16	4,243.91
Third Quarter	4,304.44	2,877.68	3,296.66
Fourth Quarter	3,828.76	3,208.31	3,806.13
2002
First Quarter	3,833.09	3,430.18	3,784.05
Second Quarter	3,748.44	2,928.72	3,133.39
Third Quarter	3,165.47	2,187.22	2,204.39
Fourth Quarter	2,669.89	2,150.27	2,386.41
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66
2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.24
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter	3,874.61	3,532.68	3,827.93
Second Quarter	3,890.94	3,408.02	3,648.92
Third Quarter (through
September 22, 2006)	3,857.14	3,492.11	3,812.73

DJIA	High	Low	Period End

2001
First Quarter	10,983.63	9,389.48	9,878.78
Second Quarter	11,337.92	9,485.71	10,502.40
Third Quarter	10,610.00	8,235.81	8,847.56
Fourth Quarter	10,136.99	8,836.83	10,021.50
2002
First Quarter	10,635.25	9,618.24	10,403.94
Second Quarter	10,381.73	9,120.11	9,243.26
Third Quarter	9,379.50	7,591.93	7,591.93
Fourth Quarter	8,931.68	7,286.27	8,341.63
2003
First Quarter	8,842.62	7,524.06	7,992.13
Second Quarter	9,323.02	8,069.86	8,985.44
Third Quarter	9,659.13	9,036.04	9,275.06
Fourth Quarter	10,453.92	9,469.20	10,453.92
2004
First Quarter	10,737.70	10,048.23	10,357.70
Second Quarter	10,570.81	9,906.91	10,435.48
Third Quarter	10,342.79	9,814.59	10,080.27
Fourth Quarter	10,854.54	9,749.99	10,783.01
2005
First Quarter	10,940.55	10,368.61	10,503.76
Second Quarter	10,623.07	10,012.36	10,274.97
Third Quarter	10,705.55	10,270.68	10,568.70
Fourth Quarter	10,931.62	10,215.22	10,717.50
2006
First Quarter	11,317.43	10,667.39	11,109.32

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3 & 3/4 Year Capital Protected Note linked to a Global
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DJIA	High	Low	Period End

Second Quarter	11,642.65	10,706.14	11,150.22
Third Quarter (through
September 22, 2006)	11,613.19	10,739.35	11,508.10

Nikkei 225 Index	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter (through
September 22, 2006)	16,385.96	14,437.24	15,634.67

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

The following graph sets forth the hypothetical historical performance of the Basket (assuming that each of the Basket Indices is weighted as described in Basket above at September 22, 2006). The graph covers the period from January 1, 2001 through September 22, 2006. The graph does not attempt to show your expected return on an investment in the Notes. The hypothetical historical performance of the Basket and the historical performance of the Basket Indices should not be taken as an indication of their future performance.

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

Risk Factors

The following is a non-exhaustive list of certain key risks for investors in the Notes. For a complete list of risk factors, please see the accompanying prospectus supplement for Notes and the accompanying prospectus.

Structure Specific Risk Factors

  The Notes do not pay interest and may not pay more than the principal amount at maturity. Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, the investor will receive the principal amount of $10 per note plus a Supplemental Redemption Amount if the Final Basket Value is greater than the Initial Basket Value. Furthermore, because the Supplemental Redemption Amount due at maturity may equal zero, the return on your investment in the Notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

  The Notes are linked to foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities market in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. There is less publicly available information about companies in some of these jurisdictions than there is available for U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and generally foreign companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

  Market price influenced by many unpredictable factors. Several factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market including: the value and volatility of the Basket Indices, the dividend yield on the stocks underlying the Basket Indices, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events and creditworthiness of the Issuer. Some or all of these factors will influence the price that an investor will receive if they sell the Notes prior to maturity.

  Changes in the value of one or more of the Basket Indices may offset each other. Price movements in the Basket Indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the Basket Closing Value on the Determination Date, increases in the value of one or more of the Basket Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Basket Indices.

  Exposure to currency exchange risk. Because the closing level of the Dow Jones EURO STOXX 50® Index reflects the U.S. dollar value of the securities represented in the index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such securities trade. An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the dollar strengthens against the securities represented in the Dow Jones EURO STOXX 50® Index, the index closing value of that index would be reduced.

  Not equivalent to investing in the Basket Indices; no shareholder rights. Investing in the Notes is not equivalent to investing in the Basket Indices or any of their component stocks. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that underlie the any of the Basket Indices.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS
  & Co. is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since theoriginal issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, aswell as the projected profit included in the cost of hedging the Issuer’s obligations under the Notes.

  Return of principal is subject to the credit risk of Morgan Stanley. Payments at maturity are subject to the ability of Morgan Stanley to pay its obligations when they become due. Morgan Stanley’s senior debt is currently rated A+ by Standard & Poor’s and Aa3 by Moody’s Investors Service.

Other Risk Factors

  Secondary trading may be limited. There may be little or no secondary market for the Notes. Application will be made to list the Notes on the American Stock Exchange (“AMEX”) under the symbol “GIC”. For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the Notes will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. You should be willing to hold your Notes to maturity. We do not expect to announce whether the Notes will meet such requirements prior to the pricing of the Notes.

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3 & 3/4 Year Capital Protected Note linked to a Global
Index Basket due July 20, 2010

  Adjustments to the Basket Indices could adversely affect the value of the Notes. The publisher of any Basket Index can add, delete or substitute the stocks underlying the Basket Index, and can make other methodological changes that could change the value of the Basket Index; or may discontinue or suspend calculation or publication of the Basket Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the Notes.

  Potential Adverse Economic Interest of the Calculation Agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the Notes or that trade in the component stocks of the Basket Indices or other instruments related to the Basket Indices are potentially adverse to your interests as an investor in the Notes. The hedging or trading activities of our affiliates on or prior to the Index Business Day immediately following the Pricing Date and on the Determination Date could adversely affect the index value and, as a result, could decrease the amount you may receive on the Notes at maturity. Any of these hedging or trading activities on or prior to the Index Business Day immediately following the Pricing Date could potentially affect the Initial Basket Value and, as a result, could increase the value at which the Basket Indices must close on the Determination Date before you receive a payment at maturity that exceeds the principal amount on the Notes. Additionally, such hedging or trading activities during the term of the Notes could potentially affect the value of the Basket Indices on the Determination Date and, accordingly, the amount of cash you will receive at maturity.

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